

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES LENDER APPROVAL OF INCREASE TO ITS CREDIT FACILITIES

CALGARY, ALBERTA (May 26, 2014) – Bellatrix Exploration Ltd. ("**Bellatrix**") (BXE.TO) announces that its syndicate of lenders, led by National Bank Financial as Sole Lead Arranger and Book Runner and National Bank of Canada as Administrative Agent, has approved, subject to completion of final documentation, an increase to the Company's borrowing base and credit facilities to $625 million from $500 million. Based upon its semi-annual borrowing base review for May 31, 2014, this 25% increase of $125 million is the result of Bellatrix's strong 2013 drilling results continuing into the first quarter of 2014, combined with benefits derived from the acquisition of Angle Energy Inc., cumulatively delivering significant reserves and production growth. The increased credit facilities will be available to finance Bellatrix's ongoing capital expenditures, working capital requirements and for general corporate purposes.

The lenders have also conditionally approved the Company's request to change the term of the credit facilities to a 3 year facility, fully revolving until maturity, and extendible annually at the Company's option (subject to lender approval), provided that the term after any extension would not be more than 3 years. Concurrently with such changes, the credit facilities will also be amended to include certain ongoing financial covenants that will require quarterly compliance.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. The common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and NYSE MKT under the symbol BXE.

 All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com